UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 3Q 2021 FINANCIAL RESULTS

Moscow, Russia – November 18, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 3Q 2021 and 9M 2021.

Consolidated Results for the 3Q’2021 and 9M’2021

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

The Group’s consolidated revenue in 3Q2021 amounted to 102.9 billion rubles, down 5% quarter-on-quarter. EBITDA was 31.9 billion rubles, also down 5% quarter-on-quarter. EBITDA margin remained at 31%.

“The decrease in our steel division’s financial results made the main influence on the dynamics of the Group’s results. This year’s third quarter was characterized by weaker trends on the steel market. As export duties were imposed, steelmakers tried their best to re-orient their output for domestic market. As a result, after the prices peaked in June, oversupply cut prices, particularly rebar prices, went down at the average rate of 10% monthly during the third quarter. That led to lower sales volumes and financial results.

“The mining division’s sales in 3Q2021 also demonstrated negative dynamics as compared to the high start-off point of the second quarter. However, consistently upward market trends enabled us to compensate the decrease in coking coal concentrate sales and demonstrate financial growth.

“In October, Chinese authorities took measures enabling improvement of domestic coking coal supply, such as canceling safety inspections, opening border checkpoints with Mongolia and unloading vessels carrying Australian coal that stayed in port since China introduced a ban on Australian coal imports. These measures will provide downward pressure on coking coal prices until the quarter’s end. However, it is most likely that prices will adjust gradually, as it is impossible to quickly rectify coal shortages and logistical difficulties. The energy crisis and the heating season’s onset will also prevent coal prices from dropping too sharply.

“Nevertheless, the Group’s EBITDA margin in 3Q2021 remained on the 2Q2021 level, while coal mining and steel and pig iron output remained practically unchanged quarter-on-quarter. Despite market volatility, overall prices for the products of both our mining and steel divisions remained at levels favorable for the Group.

“We service our restructured debt obligations in compliance with loan agreements, and by the end of the third quarter our net debt went down to less than 300 billion rubles. Our net debt to EBITDA ratio went down to 3.2.

“Our facilities receive new equipment and implement repairs and reconditioning programs. We launched a new project in our mining division, which will help us to increase our Group’s integration into iron ore with fairly low level of capital investment.”

Mln rubles	3Q’21	2Q’21%		9M’21	9M’20%
Revenue from contracts with external customers	102,913	108,862	-5%	287,823	196,197	47%
Operating profit	28,887	30,378	-5%	72,240	12,023	501%
EBITDA[1]	31,918	33,727	-5%	83,887	31,362	167%
EBITDA, margin	31%	31%		29%	16%
Profit (loss) attributable to equity shareholders of Mechel PAO	21,277	23,909	-11%	53,082	(15,763)	-

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Financial results for the 3Q’2021 vs 2Q’2021

Revenue

The Group’s consolidated revenue from sales to third parties in 3Q2021 went down 5% and amounted to 102.9 billion rubles.

EBITDA

Consolidated EBITDA in this reporting period amounted to 31.9 billion rubles, which is 5% less quarter-on-quarter.

Profit

Profit attributable to Mechel PAO’s equity shareholders in 3Q2021 went down by 11% quarter-on-quarter and amounted to 21.3 billion rubles. The decrease of gross profit by 3.0 billion rubles due to a decline in the Group’s product sales volumes, despite favorable global and domestic prices for our mining and steel segments’ output had a great impact on these dynamics.

Operating cash flow

Operational cash flow went down to 13 billion rubles in 3Q2021 as compared to 15.5 billion in 2Q2021. The cash flow remains sufficient not only for funding the Group’s operational and investment needs, but also for decreasing its debt leverage.

Finance costs

In 3Q2021, the Group’s finance costs demonstrated a slight increase of 0.4 billion rubles, going up to 6.1 billion rubles from 5.7 billion in 2Q2021 as the Bank of Russia’s key interest rate went up. For this reason, the amount of interest paid, including interest expense on lease liabilities, went up in 3Q2021 and amounted to 4.8 billion rubles as compared to 4.4 billion in the previous quarter.

Financial results for the 9M’2021 vs 9M’2020

Revenue

In 9M2021, the Group’s consolidated revenue amounted to 287.8 billion rubles, up 47% year-on-year.

EBITDA

Consolidated EBITDA in 9M2021 was 83.9 billion rubles, which is 52.5 billion more than in 9M2020 (31.4 billion rubles) primarily due to gross profit’s 56-billion-ruble growth as global and domestic prices for our mining and steel products went up.

Profit

Profit attributable to Mechel PAO’s equity shareholders amounted to 53.1 billion rubles, compared to the loss of 15.8 billion rubles in 9M2020. Apart from gross profit’s growth, another significant impact came from the increase in foreign exchange gains on foreign currency denominated liabilities by 7.9 billion rubles, as compared to loss of 42.6 billion rubles in 9M2020, which was due to the fact that in this reporting period the ruble became stronger against US dollar and euro, while in 9M2020 the ruble demonstrated substantial weakness.

Trade working capital

In 9M2021 the Group’s trade working capital went up by 31.9 billion rubles and amounted to 22.9 billion rubles, which was mainly due to accumulating inventories by 15.8 billion rubles and increase in trade receivables by 9.2 billion as prices for our mining and steel products demonstrated substantial growth.

Finance costs

In 9M2021, the Group’s finance costs went down year-on-year by 2.6 billion rubles or 13%, and the amount of interest paid, including interest expense on lease liabilities, was 14.4 billion rubles, which is 4.2 billion or 23% less year-on-year (18.6 billion in 9M2020). This effect was largely due to our partial repayment of loans with Gazprombank and VTB Bank using the gain on the Elga Coal Complex sale in late April 2020.

Debt leverage

As of today, the company’s average debt portfolio cost is 7.2% per annum.

As of September 30, 2021, the Group’s net debt excluding fines and penalties on overdue amounts went down by 26.5 billion rubles as compared to December 31, 2020, and amounted to 299.1 billion rubles. This was due to net loan settlement as well as the ruble’s strengthening against the US dollar and euro.

The Net Debt to EBITDA ratio improved considerably by the end of 3Q2021 and amounted to 3.2, as compared to 7.9 at the end of 2020. This was due primarily to a substantial EBITDA growth over the past twelve months ended September 30, 2021.

The debt portfolio’s structure has remained largely unchanged and currently consists of 56% in rubles and the rest in foreign currency. The share of state-controlled banks is 88%.

Mining Segment

Mln rubles	3Q’21	2Q’21%		9M’21	9M’20%
Revenue from contracts with external customers	29,765	29,320	2%	75,325	52,470	44%
Revenue inter-segment	15,623	13,052	20%	39,241	24,927	57%
EBITDA	23,552	19,551	20%	51,429	19,746	160%
EBITDA, margin	52%	46%		45%	26%

Revenue

Revenue from sales to third parties in 3Q2021 went up by 2% quarter-on-quarter. This was due to a hike in prices for all types of the division’s output except iron ore concentrate. The decrease in sales volumes proved a restraining factor. Revenue from contracts with external customers in 9M2021 went up by 44% year-on-year.

EBITDA

EBITDA in 3Q2021 went up by 20% quarter-on-quarter as prices grew. In 9M2021, the division’s EBITDA went up by 160% year-on-year. This was primarily due to higher prices for nearly all kinds of the division’s output year-on-year.

In 3Q2021, mining volumes at the division’s facilities remained largely at the previous quarter’s level. At the same time, sales of metallurgical coals demonstrated a decline, mostly due to the fact that significant volumes of coal inventories accumulated earlier were sold in the second quarter. In the third quarter, our ability to market stockpiled coal were limited. Anthracite and PCI sales remained stable quarter-on-quarter. With favorable market trends, this yielded a 2% quarter-on-quarter increase in revenue from sales to third parties, while the division’s EBITDA improved by 20%. The division’s EBITDA margin in 3Q2021 reached 52%.

In 3Q2021, coking coal prices skyrocketed on the basis of both FOB Australia and CFR China. The FOB Australia price went up due to stable demand, while coking coal shortages due to repairs at Australian mines also prompted price spikes. China resumed safety inspections on its domestic mines, and many of those remained closed for safety violations. Coal supply from Mongolia was limited as pandemic outbreaks in the country worsened. Due to limited domestic supply, Chinese steelmakers were forced to import North American premium coal for exorbitant prices. As a result, the average spot price of premium low-vol coking coal concentrate nearly doubled in 3Q2021 as compared to 2Q2021 averages. The average price fetched by our division’s coking coal concentrate on FCA basis went up nearly by 60% quarter-on-quarter in this reporting period.

The division’s facilities continue to implement programs aimed at restoring production volumes. As a result, mining at Southern Kuzbass Coal Company went up 23% quarter-on-quarter. As giant tires arrived at Yakutugol Holding Company, the facility restored its heavy-duty truck fleet. In 3Q2021, Korshunov Mining Plant received six new trucks as well as pumps and hydrocyclone separators for its washing plant. In 4Q2021, the plant will receive an excavator, a boring rig and a heavy-duty bulldozer.

Also, in order to improve the Group’s iron ore supply, the division is preparing to launch development of the Sivaglinskoye iron ore deposit.

Steel Segment

Mln rubles	3Q’21	2Q’21%		9M’21	9M’20%
Revenue from contracts with external customers	67,184	73,222	-8%	191,704	123,754	55%
Revenue inter-segment	1,254	1,325	-5%	4,177	4,751	-12%
EBITDA	10,041	14,980	-33%	34,421	10,120	240%
EBITDA, margin	15%	20%		18%	8%

Revenue

Revenue from contracts with external customers in 3Q2021 went down by 8% quarter-on-quarter due to decreased sales volumes, including exports, as well as re-orientation toward the domestic market as an indirect effect of export duties. Revenue from sales to third parties in 9M2021 demonstrated a 55% growth year-on-year.

EBITDA

In 3Q2021, EBITDA went down by 33% as sales decreased due to weaker market trends. EBITDA margin in 3Q2021 went down to 15% after a record quarterly result for the division in 2Q2021. Over 9M2021, EBITDA demonstrated a 240% increase year-on-year due to growth of both domestic and international prices for the division’s output, despite an increase in cost of sales caused by increased prices for iron ore, coke and scrap.

Decreased sales of our steel products made an impact on the division’s 3Q2021 financial results. The main reasons were reduced demand due to market price volatility, impact from export duties and negative price expectations from our customers. In these conditions, we decreased the share of exports, redirecting our sales partly to the domestic market and partly to replenishing our sales network’s inventories which went down during the high demand period in the second quarter.

Despite a weaker steel market, average FCA-based prices that the company used to sell long products went up by 11% quarter-on-quarter, while the price on flat steel went up by 10% quarter-on-quarter and hardware prices went up 19%.

In October the downward price trend continued, but in November the market rebounded, as traders faced the necessity of replenishing depleted inventories.

The end of the third and the beginning of the fourth quarter also demonstrated a hike in ferrosilicon prices as China tightened energy restrictions. Due to electricity shortages, a significant decrease in ferrosilicon production and increase of its production costs, market prices more than doubled. Taking into consideration that the hike came nearly at the end of this reporting period, the average sale price for the Group’s ferrosilicon went up nearly by 30% quarter-on-quarter. After China’s authorities intervened in the power crisis, and introduced additional ecological limitations in November-December ahead of the heating season and preparation for the Olympics, ferrosilicon production will continue to go down, which will support the prices.

Despite limited sales opportunities, in 3Q2021 the division’s facilities increased steel output by 2% and maintained stable production levels for finished goods as compared to the previous quarter, replenishing our sales network’s inventories for planned sales volumes in the future. We also continue with the repairs program and mastering output of new products as well as expanding into new markets. For example, our facilities boost ties with such strategically important clients as Moscow Metro, where we sell not only our regular products, but also new ones such as tramway rails.

Power Segment

Mln rubles	3Q’21	2Q’21%		9M’21	9M’20%
Revenue from contracts with external customers	5,964	6,320	-6%	20,794	19,972	4%
Revenue inter-segment	3,730	3,820	-2%	11,869	11,578	3%
EBITDA	514	(162)	-	1,306	1,542	-15%
EBITDA, margin	5%	-2%		4%	5%

Revenue

The division’s revenue in 3Q2021 went down by 6% quarter-on-quarter due mostly to seasonal factors. Revenue for 9M2021 went up by 4% year-on-year as unregulated capacity prices on the wholesale electric power and capacity market as well as retail markup increased year-on-year.

EBITDA

The quarter-on-quarter dynamics of the division’s EBITDA was defined by one-off events which led to a decrease in general, administrative and other operating expenses as well as seasonal factors. EBITDA in 9M2021 went down by 15% year-on-year due to increased cost of sales and selling and distribution expenses.

***

Alexey Lukashov

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs, Finance income, Impairment of goodwill and other non-current assets, net, Net result on the disposal of non-current assets, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of trade and other receivables and payables, net, Change in provision for inventories at net realisable value, (Profit) loss after tax for the period from discontinued operations, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit or loss and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts** is presented below:2

Mln rubles	30.09.2021	31.12.2020
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	279,518	301,609
Interest payable	9,888	9,750
Non-current loans and borrowings	103	2,201
Other non-current financial liabilities	1,705	1,901
Other current financial liabilities	516	324
less Cash and cash equivalents	(3,965)	(1,706)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	287,765	314,079
Current lease liabilities	7,532	7,535
Non-current lease liabilities	3,840	3,958
Net debt, excluding fines and penalties on overdue amounts	299,137	325,572

EBITDA can be reconciled to our interim condensed consolidated statement of profit or loss and other comprehensive income as follow:

** Calculations of Net debt could be differed from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

Mln rubles	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
	9M’2021	9M’2020	9M’2021	9M’2020	9M’2021	9M’2020	9M’2021	9M’2020
Profit (loss) attributable to equity shareholders of Mechel PAO	53,082	(15,763)	38,460	29,212	20,360	(39,525)	(287)	(1,341)
Add:
Depreciation and amortisation	10,164	10,281	4,984	5,121	4,830	4,804	350	356
Foreign exchange (gain) loss, net	(7,895)	42,649	(656)	9,215	(7,229)	33,366	(10)	68
Finance costs	17,092	19,644	6,962	10,140	11,760	10,549	427	350
Finance income	(402)	(769)	(2,004)	(1,755)	(427)	(389)	(27)	(19)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	181	5,261	(349)	4,302	327	687	203	271
Profit after tax for the period from discontinued operations	-	(41,609)	-	(41,651)	-	-	-	-
Net result on the disposal of subsidiaries	-	49	-	-	-	49	-	-
Profit (loss) attributable to non-controlling interests	1,882	104	723	3	978	(140)	182	241
Income tax expense (benefit)	8,516	7,862	2,993	4,332	3,351	112	426	(86)
Effect of pension obligations	108	161	68	132	36	25	4	4
Other fines and penalties	1,169	3,755	247	695	395	724	89	1 819
Other one-off items	(10)	(263)	1	-	40	(142)	(51)	(121)
EBITDA	83,887	31,362	51,429	19,746	34,421	10,120	1,306	1,542
EBITDA, margin	29%	16%	45%	26%	18%	8%	4%	5%

Mln rubels	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
	3Q’2021	2Q’2021	3Q’2021	2Q’2021	3Q’2021	2Q’2021	3Q’2021	2Q’2021
Profit (loss) attributable to equity shareholders of Mechel PAO	21,277	23,909	18,439	16,254	4,707	11,406	(108)	(474)
Add:
Depreciation and amortisation	2,996	3,602	1,446	1,881	1,434	1,595	116	126
Foreign exchange (gain) loss, net	(1,575)	(5,066)	(17)	(924)	(1,558)	(4,130)	-	(11)
Finance costs	6,138	5,691	2,502	2,296	4,109	3,905	190	147
Finance income	(56)	(175)	(572)	(685)	(139)	(135)	(8)	(12)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	(523)	(391)	(54)	(430)	(189)	(157)	(280)	195
Profit (loss) attributable to non-controlling interests	767	574	330	273	272	370	165	(68)
Income tax expense (benefit)	2,472	5,186	1,370	782	1,279	1,936	442	(23)
Effect of pension obligations	42	66	29	52	12	13	1	2
Other fines and penalties	339	270	78	4	74	113	(4)	7
Other one-off items	41	61	1	48	40	64	-	(51)
EBITDA	31,918	33,727	23,552	19,551	10,041	14,980	514	(162)
EBITDA, margin	31%	31%	52%	46%	15%	20%	5%	-2%

*** including inter-segment operation

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis

1

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT

OR LOSS AND OTHER COMPREHENSIVE INCOME

for the nine months ended September 30, 2021

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Nine months ended September 30,	Nine months ended September 30,
	2021	2020
	(unaudited)	(unaudited)

Continuing operations
Revenue from contracts with customers	287 823	196 197
Cost of sales	(160 395)	(124 805)
Gross profit	127 428	71 392

Selling and distribution expenses	(40 301)	(37 058)
Impairment of goodwill and other non-current assets, net	(517)	(3 828)
Allowance for expected credit losses on financial assets	(647)	(517)
Taxes other than income taxes	(3 174)	(3 733)
Administrative and other operating expenses	(12 529)	(15 009)
Other operating income	1 980	776
Total selling, distribution and operating income and (expenses), net	(55 188)	(59 369)
Operating profit	72 240	12 023

Finance income	402	769
Finance costs	(17 092)	(19 644)
Foreign exchange gain (loss), net	7 895	(42 649)
Share of (loss) profit of associates, net	(5)	11
Other income	146	281
Other expenses	(106)	(197)
Total other income and (expense), net	(8 760)	(61 429)
Profit (loss) before tax from continuing operations	63 480	(49 406)

Income tax expense	(8 516)	(7 862)
Profit (loss) for the period from continuing operations	54 964	(57 268)
Discontinued operations
Profit after tax for the period from discontinued operations	-	41 609
Profit (loss) for the period	54 964	(15 659)
Attributable to:
Equity shareholders of Mechel PAO	53 082	(15 763)
Non-controlling interests	1 882	104

Other comprehensive income
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of tax:	(809)	2 615
Exchange differences on translation of foreign operations	(809)	2 615
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of tax:	291	(9)
Net loss on equity instruments designated at fair value through other comprehensive income	(15)	-
Re-measurement of defined benefit plans	306	(9)
Other comprehensive (loss) income for the period, net of tax	(518)	2 606
Total comprehensive income (loss) for the period, net of tax	54 446	(13 053)

Attributable to:
Equity shareholders of Mechel PAO	52 561	(13 158)
Non-controlling interests	1 885	105

2

INTERIM CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION as of September 30, 2021

(All amounts are in millions of Russian rubles)

	September 30, 2021	December 31, 2020
(unaudited)

Assets
Non-current assets
Property, plant and equipment	77 848	81 345
Right-of-use assets	12 966	12 840
Mineral licenses	17 900	18 458
Goodwill and other intangible assets	10 697	10 768
Other non-current assets	201	226
Investments in associates	336	341
Non-current financial assets	431	445
Deferred tax assets	448	561
Total non-current assets	120 827	124 984
Current assets
Inventories	57 905	42 138
Income tax receivables	29	45
Other current assets	10 264	8 423
Trade and other receivables	25 563	16 403
Other current financial assets	135	141
Cash and cash equivalents	3 965	1 706
Total current assets	97 861	68 856
Total assets	218 688	193 840

Equity and liabilities
Equity
Common shares	4 163	4 163
Preferred shares	840	840
Treasury shares	(907)	(907)
Additional paid-in capital	23 410	23 410
Accumulated other comprehensive income	870	1 391
Accumulated deficit	(220 202)	(273 186)
Equity attributable to equity shareholders of Mechel PAO	(191 826)	(244 289)
Non-controlling interests	15 503	13 618
Total equity	(176 323)	(230 671)
Non-current liabilities
Loans and borrowings	103	2 201
Lease liabilities	3 840	3 958
Other non-current financial liabilities	1 705	1 901
Other non-current liabilities	85	301
Pension obligations	4 893	5 232
Provisions	4 651	4 802
Deferred tax liabilities	6 760	6 773
Total non-current liabilities	22 037	25 168
Current liabilities
Loans and borrowings	293 458	314 836
Lease liabilities	7 532	7 535
Trade and other payables	40 576	43 783
Other current financial liabilities	516	324
Income tax payable	9 041	7 843
Taxes and similar charges payable other than income tax	8 261	10 969
Advances received	8 009	6 067
Other current liabilities	156	1 038
Pension obligations	622	631
Provisions	4 803	6 317
Total current liabilities	372 974	399 343
Total liabilities	395 011	424 511
Total equity and liabilities	218 688	193 840

3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the nine months ended September 30, 2021

(All amounts are in millions of Russian rubles)

	Nine months ended September 30,	Nine months ended September 30,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit (loss) for the period from continuing operations	54 964	(57 268)
Profit after tax for the period from discontinued operations	-	41 609
Profit (loss) for the period	54 964	(15 659)
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation	10 164	10 813
Foreign exchange (gain) loss, net	(7 895)	44 026
Deferred income tax expense	102	6 348
Allowance for expected credit losses, net	647	516
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(1 221)	(95)
Write-off of inventories to net realisable value	472	814
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	803	4 073
Finance income	(402)	(769)
Finance costs	17 092	21 352
Provisions for legal claims, income tax and other taxes and other provisions	1 164	3 050
Gain on sale of discontinued operations	-	(45 580)
Other	83	177

Changes in working capital items
Trade and other receivables	(10 222)	(828)
Inventories	(18 772)	(3 988)
Trade and other payables	(3 175)	1 220
Advances received	1 970	(646)
Taxes payable and other liabilities	5 330	5 964
Other assets	(2 389)	(943)

Income tax paid	(7 108)	(855)
Net cash provided by operating activities	41 607	28 990

Cash flows from investing activities
Interest received	147	21
Proceeds from loans issued and other investments	2	39
Proceeds from disposal of the discontinued operations, net of cash disposed of	-	88 979
Proceeds from disposals of property, plant and equipment	224	40
Purchases of property, plant and equipment and intangible assets	(4 476)	(3 743)
Net cash (used in) provided by investing activities	(4 103)	85 336

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 685 million and RUB 33 million for the nine months ended September 30, 2021 and 2020, respectively	19 640	19 115
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 1 million and RUB 168 million for the nine months ended September 30, 2021 and 2020, respectively	(35 083)	(113 125)
Repurchase of common shares	-	(844)
Sale of non-controlling interest in subsidiaries	144	104
Dividends paid to shareholders of Mechel PAO	(98)	-
Dividends paid to non-controlling interests	-	(3)
Interest paid, including fines and penalties	(14 356)	(18 592)
Payment of principal portion of lease liabilities	(2 687)	(1 813)
Sale and leaseback transactions	10	510

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Acquisition of assets under deferred payment terms	(95)	(477)
Net cash used in financing activities	(32 525)	(115 125)

Foreign exchange gain (loss) on cash and cash equivalents, net	(249)	354
Changes in allowance for expected credit losses on cash and cash equivalents	(13)	(25)
Net increase (decrease) in cash and cash equivalents	4 717	(470)

Cash and cash equivalents at beginning of period	1 706	3 509
Cash and cash equivalents, net of overdrafts at beginning of period	(938)	2 867

Cash and cash equivalents at end of period	3 965	3 728
Cash and cash equivalents, net of overdrafts at end of period	3 779	2 397

There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 18, 2021

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